UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18 )*

Tut Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

901103101
(CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France Ave. So., Suite 500
Edina, MN 55435 (952)841-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

5/24/05
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901103101 Page 1 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Investment Advisors, LLC
  I.D. No. 76-0744828

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  00: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 4,927,688

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 2,200,000

  10) Shared Dispositive Power: 3,245,588

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  5,445,588

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  21.6%

14) Type of Reporting Person

  IA

SCHEDULE 13D

CUSIP No. 901103101 Page 2 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Holding Company
  I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 235,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 235,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  5,680,588

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  22.5%

14) Type of Reporting Person

  HC

CUSIP No. 901103101 Page 3 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Holding Company, LLC
  I.D. No. 52-2421382

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  5,445,588

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  21.6%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 4 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Emerging Growth Fund
  I.D. No. 39-1906915

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  2,200,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  8.7%

14) Type of Reporting Person

  IV

SCHEDULE 13D

CUSIP No. 901103101 Page 5 of 5

l) Name of Reporting Person
S.S. or I.R.S. Identification No. of Person

  LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  United States

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 2,114,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 2,114,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  7,559,588

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  29.95%

14) Type of Reporting Person

  IN

Item 1. Security and Issuer

This statement relates to the common stock ("Common Stock"), par value $0.001 of Tut Systems Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, OR 97035. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 25,237,762 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 11, 2005, as reflected in the Company's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on May 12, 2005. Unless otherwise indicated, the holdings reported herein are as of the close of business on May 24, 2005.

Item 2. Identity and Background

(a) This statement is filed by Kopp Investment Advisors, LLC ("KIA"), with respect to shares of Common Stock beneficially owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company LLC ("KHCLLC") solely as the parent entity of KIA and indirect beneficial owner of shares that may be deemed beneficially owned by KIA; Kopp Holding Company ("KHC")for itself and solely as the controlling corporation of KHCLLC and indirect beneficial owner of the shares that may be deemed beneficially owned by KHCLLC; Kopp Emerging Growth Fund ("KEGF")with respect to shares owned directly by KEGF; and by LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are sometimes referred to as "Reporting Persons". Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including Kopp Funds, Inc., a registered investment company incorporated under Minnesota law. KHCLLC is a holding company engaged, through subsidiaries, in the investment industry. KHC is a holding company owned by Mr. Kopp. The principal occupation of Mr. Kopp is serving as the president of KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KIA and KHCLLC are Minnesota limited liability companies. KEGF is a series of Kopp Funds, Inc., a Minnesota corporation. KHC is a Minnesota business corporation. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at May 24, 2005, was $27,604,022.32. The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary accounts. The shares beneficially owned by KEGF were purchased with the working capital of the mutual fund. The shares beneficially owned by Mr. Kopp were purchased with his investment capital, including IRA's, or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a "group" for any purpose.

Item 5. Interest in Securities of the Issuer

(a) Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 5,445,588 shares, or approximately 22%, of the Common Stock. KIA manages and votes shares owned by KEGF. By virtue of the relationships described in Item 2 of this statement, KHC, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

Mr. Kopp's direct beneficial ownership may comprise Common Stock held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); and held directly by him or his wife's IRA. KHC is the direct owner of 235,000 shares. The KFF is the direct owner of 270,000 shares. The IRA's own 1,079,000 shares, or approximately 4% of the Common Stock. Mr. Kopp owns directly 530,000 shares. In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Securities Act of 1934, Mr. Kopp may be deemed beneficially to own a total of 7,559,588 shares, or approximately 30%, of the Common Stock.

(b) KIA has sole power to vote 4,927,688 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its thousands of clients the power to dispose of the Common Stock owned individually by them. KIA has sole power to dispose of 2,200,000 shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him and KHC.

(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d) With the exception of the thousands of clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time. KIA does not act as an agent of any client to enter into any agreement to act as a group with others for the purpose of acquiring, holding or disposing of the securities of an issuer or to gain corporate control or to influence corporate affairs of an issuer. KIA and affiliates and associates are not affiliated with the issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: 5/31/05

KOPP INVESTMENT ADVISORS, LLC

BY:

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

BY:

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

BY:

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY:

TITLE: President

LEROY C. KOPP

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 31st day of May 2005.

KOPP INVESTMENT ADVISORS, LLC

BY:

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

BY:

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

BY:

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY:

TITLE: President

LEROY C. KOPP

Schedule A

List of Directors, Executive Officers, and Control Persons

LeRoy C. Kopp, individually, and as Sole Director and
President of Kopp Holding Company and as Sole Governor and
Chief Executive Officer of Kopp Holding Company LLC and Kopp Investment Advisors LLC

John P. Flakne as Chief Financial Officer of KIA, KHC and KHCLLC and Chief Executive Officer and Chief Financial Officer of KEGF.

Kathleen S. Tillotson as Executive Vice President of KEGF

Kopp Investment Advisors - Schedule B

Daily Trade Report
March 25, 2005 thru May 24, 2005
Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price
5/24/2005	KEGF	BUY	50000	tuts	2.84
5/24/2005	KIA	BUY	3000	tuts	2.81
5/23/2005	KEGF	BUY	50000	tuts	2.78
5/23/2005	KIA	SELL	10000	tuts	2.67
5/20/2005	KIA	BUY	8000	tuts	2.79
5/20/2005	KIA	SELL	10000	tuts	2.76
5/20/2005	KIA	BUY	25000	tuts	2.80
5/19/2005	KIA	BUY	2300	tuts	2.80
5/19/2005	KIA	BUY	17700	tuts	2.81
5/19/2005	KIA	BUY	2000	tuts	2.80
5/19/2005	KIA	BUY	4000	tuts	2.80
5/19/2005	KIA	SELL	10000	tuts	2.77
5/19/2005	KIA	BUY	2500	tuts	2.80
5/18/2005	KIA	SELL	5000	tuts	2.66
5/18/2005	KIA	SELL	3000	tuts	2.70
5/17/2005	KIA	SELL	5000	tuts	2.65
5/16/2005	KIA	SELL	5000	tuts	2.61
5/13/2005	KIA	BUY	100	tuts	2.73
5/13/2005	KIA	BUY	900	tuts	2.73
5/13/2005	KIA	BUY	800	tuts	2.73
5/13/2005	KIA	BUY	700	tuts	2.71
5/13/2005	KIA	BUY	5300	tuts	2.73
5/13/2005	KIA	BUY	1000	tuts	2.74
5/13/2005	KIA	BUY	5000	tuts	2.74
5/12/2005	KIA	BUY	1000	tuts	2.87
5/12/2005	KIA	BUY	1000	tuts	2.87
5/12/2005	KIA	BUY	4500	tuts	2.87
5/12/2005	KIA	BUY	1000	tuts	2.87
5/12/2005	KIA	BUY	750	tuts	2.68
5/11/2005	KIA	SELL	1200	tuts	2.89
5/10/2005	KIA	SELL	5000	tuts	2.82
5/10/2005	KIA	BUY	100	tuts	2.89
5/10/2005	KIA	BUY	2868	tuts	2.92
5/10/2005	KIA	BUY	700	tuts	2.90
5/10/2005	KIA	BUY	500	tuts	2.92
5/10/2005	KIA	BUY	432	tuts	2.94
5/10/2005	KIA	BUY	100	tuts	2.93
5/10/2005	KIA	BUY	100	tuts	2.89
5/10/2005	KIA	BUY	100	tuts	2.89
5/10/2005	KIA	BUY	100	tuts	2.90
5/9/2005	KIA	BUY	20000	tuts	2.94
5/6/2005	KIA	BUY	3000	tuts	3.11
5/6/2005	KIA	SELL	5000	tuts	2.94
5/6/2005	KIA	BUY	1500	tuts	2.98
5/5/2005	KIA	BUY	450	tuts	3.03
5/4/2005	KIA	BUY	2500	tuts	3.04
5/4/2005	KIA	BUY	10000	tuts	3.04
5/4/2005	KIA	BUY	200	tuts	3.04
5/4/2005	KIA	BUY	2800	tuts	3.03
5/4/2005	KIA	BUY	1000	tuts	3.03
5/4/2005	KIA	BUY	2000	tuts	3.03
5/3/2005	KIA	BUY	5000	tuts	3.02
5/3/2005	KIA	BUY	250	tuts	3.01
5/3/2005	KIA	BUY	100	tuts	3.00
5/3/2005	KIA	BUY	2150	tuts	3.00
5/2/2005	KIA	BUY	1000	tuts	3.00
5/2/2005	KIA	BUY	599	tuts	2.99
5/2/2005	KIA	BUY	901	tuts	3.00
5/2/2005	KIA	BUY	2000	tuts	2.95
5/2/2005	KIA	BUY	5000	tuts	2.98
5/2/2005	KIA	BUY	750	tuts	3.01
4/29/2005	KIA	BUY	6500	tuts	2.98
4/29/2005	KIA	BUY	2000	tuts	2.98
4/29/2005	KIA	BUY	1500	tuts	2.98
4/29/2005	KIA	BUY	400	tuts	3.00
4/29/2005	KIA	BUY	1200	tuts	3.00
4/29/2005	KIA	BUY	7500	tuts	2.98
4/28/2005	KIA	BUY	2000	tuts	3.02
4/28/2005	KIA	BUY	500	tuts	3.05
4/28/2005	KIA	BUY	300	tuts	2.96
4/28/2005	KIA	BUY	1700	tuts	3.02
4/28/2005	KIA	BUY	300	tuts	3.05
4/28/2005	KIA	BUY	1000	tuts	2.96
4/28/2005	KIA	BUY	1000	tuts	3.01
4/28/2005	KIA	BUY	1500	tuts	3.05
4/28/2005	KIA	BUY	5000	tuts	3.01
4/28/2005	KIA	BUY	3500	tuts	3.01
4/28/2005	KIA	BUY	750	tuts	3.05
4/27/2005	KIA	BUY	1500	tuts	3.10
4/27/2005	KIA	BUY	10000	tuts	3.08
4/27/2005	KIA	BUY	100	tuts	3.00
4/27/2005	KIA	BUY	900	tuts	3.00
4/27/2005	CTRL	BUY	20000	tuts	3.04
4/27/2005	KIA	BUY	3000	tuts	3.15
4/27/2005	KIA	BUY	3500	tuts	3.15
4/27/2005	KIA	BUY	1200	tuts	3.01
4/27/2005	KIA	BUY	100	tuts	3.09
4/27/2005	KIA	BUY	1900	tuts	3.10
4/27/2005	KIA	BUY	5000	tuts	3.06
4/27/2005	KIA	BUY	4000	tuts	3.06
4/27/2005	KIA	BUY	2500	tuts	3.10
4/26/2005	KIA	BUY	6000	tuts	3.12
4/26/2005	KIA	BUY	1500	tuts	3.15
4/26/2005	KIA	BUY	700	tuts	3.12
4/26/2005	KIA	BUY	3300	tuts	3.13
4/26/2005	CTRL	BUY	20000	tuts	3.13
4/26/2005	KIA	BUY	3500	tuts	3.14
4/26/2005	KIA	BUY	5000	tuts	3.15
4/26/2005	KIA	BUY	5000	tuts	3.12
4/26/2005	KIA	BUY	4000	tuts	3.12
4/26/2005	KIA	BUY	200	tuts	3.07
4/26/2005	KIA	BUY	300	tuts	3.10
4/26/2005	KIA	BUY	300	tuts	3.08
4/26/2005	KIA	BUY	1200	tuts	3.07
4/25/2005	CTRL	BUY	20000	tuts	3.06
4/25/2005	KIA	BUY	2000	tuts	2.96
4/25/2005	KIA	BUY	2000	tuts	2.96
4/25/2005	KIA	BUY	4500	tuts	2.96
4/22/2005	CTRL	BUY	30000	tuts	3.11
4/22/2005	KIA	BUY	3500	tuts	3.01
4/22/2005	KIA	BUY	3500	tuts	3.01
4/21/2005	KIA	BUY	4500	tuts	3.07
4/21/2005	KIA	BUY	1500	tuts	3.11
4/21/2005	CTRL	BUY	30000	tuts	3.16
4/21/2005	KIA	BUY	8500	tuts	3.08
4/21/2005	KIA	BUY	1000	tuts	3.11
4/21/2005	KIA	BUY	1500	tuts	3.06
4/21/2005	KIA	BUY	2000	tuts	3.07
4/21/2005	KIA	BUY	750	tuts	3.06
4/21/2005	KIA	BUY	500	tuts	3.06
4/21/2005	KIA	BUY	1500	tuts	3.07
4/21/2005	KIA	BUY	1250	tuts	3.06
4/20/2005	KIA	BUY	1200	tuts	3.03
4/20/2005	KIA	BUY	3500	tuts	3.03
4/20/2005	KIA	BUY	50	tuts	3.00
4/20/2005	KIA	BUY	600	tuts	3.01
4/20/2005	KIA	BUY	1700	tuts	3.02
4/20/2005	KIA	BUY	160	tuts	3.03
4/20/2005	KIA	BUY	700	tuts	3.09
4/20/2005	KIA	BUY	800	tuts	3.07
4/20/2005	KIA	BUY	700	tuts	3.08
4/20/2005	KIA	BUY	290	tuts	3.10
4/20/2005	KIA	BUY	6000	tuts	3.01
4/20/2005	KIA	BUY	3500	tuts	3.03
4/19/2005	KIA	BUY	2500	tuts	2.96
4/19/2005	KIA	BUY	1500	tuts	2.94
4/19/2005	CTRL	BUY	30000	tuts	3.06
4/19/2005	KIA	BUY	100	tuts	2.98
4/19/2005	KIA	BUY	100	tuts	3.00
4/19/2005	KIA	BUY	1300	tuts	3.02
4/19/2005	KIA	BUY	500	tuts	3.00
4/18/2005	KIA	BUY	1000	tuts	2.85
4/18/2005	CTRL	BUY	30000	tuts	2.93
4/18/2005	KIA	BUY	100	tuts	2.89
4/18/2005	KIA	BUY	2400	tuts	2.86
4/18/2005	KIA	BUY	1200	tuts	2.87
4/18/2005	KIA	BUY	800	tuts	2.90
4/18/2005	KIA	BUY	3500	tuts	2.85
4/15/2005	CTRL	BUY	30000	tuts	2.90
4/14/2005	KIA	BUY	2500	tuts	3.02
4/14/2005	KIA	BUY	6000	tuts	3.02
4/14/2005	CTRL	BUY	25000	tuts	2.97
4/14/2005	KIA	BUY	3000	tuts	3.02
4/14/2005	KIA	BUY	1000	tuts	3.05
4/13/2005	KIA	BUY	100	tuts	2.83
4/13/2005	KIA	BUY	3700	tuts	2.92
4/13/2005	KIA	BUY	200	tuts	2.88
4/13/2005	KIA	BUY	200	tuts	2.83
4/13/2005	KIA	BUY	100	tuts	2.84
4/13/2005	KIA	BUY	100	tuts	2.86
4/13/2005	KIA	BUY	100	tuts	2.88
4/13/2005	KIA	BUY	5000	tuts	2.91
4/13/2005	KIA	BUY	500	tuts	2.95
4/13/2005	KIA	BUY	1500	tuts	2.98
4/13/2005	KIA	BUY	1000	tuts	2.97
4/13/2005	KIA	BUY	400	tuts	2.98
4/13/2005	KIA	BUY	3600	tuts	2.96
4/13/2005	CTRL	BUY	25000	tuts	3.01
4/13/2005	KIA	BUY	100	tuts	3.00
4/13/2005	KIA	BUY	200	tuts	3.01
4/13/2005	KIA	BUY	100	tuts	3.01
4/13/2005	KIA	BUY	100	tuts	3.00
4/13/2005	KIA	BUY	100	tuts	3.01
4/13/2005	KIA	BUY	1000	tuts	3.01
4/13/2005	KIA	BUY	300	tuts	2.89
4/13/2005	KIA	BUY	1800	tuts	2.85
4/13/2005	KIA	BUY	400	tuts	2.88
4/13/2005	KIA	BUY	1500	tuts	2.97
4/13/2005	KIA	BUY	3000	tuts	2.97
4/12/2005	CTRL	BUY	25000	tuts	2.92
4/12/2005	KIA	BUY	100	tuts	2.85
4/12/2005	KIA	BUY	800	tuts	2.82
4/12/2005	KIA	BUY	700	tuts	2.87
4/12/2005	KIA	BUY	3800	tuts	2.85
4/12/2005	KIA	BUY	600	tuts	2.86
4/12/2005	KIA	BUY	1500	tuts	2.87
4/11/2005	CTRL	BUY	25000	tuts	2.77
4/8/2005	KIA	BUY	1700	tuts	2.58
4/8/2005	KIA	BUY	1800	tuts	2.60
4/8/2005	CTRL	BUY	25000	tuts	2.66
4/7/2005	CTRL	BUY	25000	tuts	2.57
4/7/2005	KIA	BUY	1200	tuts	2.42
4/7/2005	KIA	BUY	3500	tuts	2.45
4/6/2005	KIA	BUY	3000	tuts	2.42
4/6/2005	CTRL	BUY	25000	tuts	2.47
4/6/2005	KIA	BUY	100	tuts	2.42
4/6/2005	KIA	BUY	1700	tuts	2.42
4/6/2005	KIA	BUY	700	tuts	2.42
4/6/2005	KIA	BUY	500	tuts	2.42
4/6/2005	KIA	BUY	200	tuts	2.42
4/6/2005	KIA	BUY	100	tuts	2.42
4/6/2005	KIA	BUY	100	tuts	2.42
4/6/2005	KIA	BUY	100	tuts	2.42
4/5/2005	CTRL	BUY	25000	tuts	2.50
4/4/2005	KIA	BUY	1200	tuts	2.57
4/4/2005	KIA	BUY	10000	tuts	2.59
4/4/2005	CTRL	BUY	25500	tuts	2.53
4/4/2005	KIA	BUY	4000	tuts	2.58
4/4/2005	KIA	BUY	1250	tuts	2.58
4/4/2005	KIA	BUY	1250	tuts	2.58